David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

August 8, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Evan S. Jacobson, Attorney-Advisor

Re: Fits My Style Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 20, 2011
File No. 333-174892

Dear Mr. Jacobson:

Fits My Style Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated August 5, 2011 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on June 14, 2011, as amended on July 20, 2011 (the “Amended Registration Statement”).

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Prospectus Summary

Business, page 3

1.           We note your response to prior comments 2 and 9. Please revise your disclosure in the Prospectus Summary and Business sections to clarify that the “Proof-of-Concept” website will include the minimum functionality needed to display your concept, and that your product will not be able to be fully marketed until after completion of the beta version. In addition, revise these sections and MD&A to disclose your estimated time frame for completing the beta version.

Response:  The disclosure in the Prospectus Summary, Business and MD&A sections has been revised in accordance with the Staff comment.

Risk Factors, page 5

2.           Notwithstanding your responses to prior comments 4 and 6, you retain the discretion not to file a registration statement under the Exchange Act. Please revise the prospectus to disclose how soon following effectiveness of the Form S-l you plan to file an Exchange Act registration statement. If you choose not to affirmatively state in the prospectus that you will file an Exchange Act registration statement promptly upon effectiveness of the Form S-l, tell us the basis for your conclusion that your discretion to refrain from making such a filing does not pose a material risk to investors.

Response: The disclosure in the last risk factor on page10 entitled “The costs to meet our reporting and other requirements as a public company subject to the Exchange Act of 1934 will be substantial and may result in us having insufficient funds to expand our business or even to meet routine business obligations” has been revised to state that the Company intends to register a class of securities under Section 12 of the Exchange promptly upon effectiveness of this registration statement, thereby being subject to the reporting requirements of the Exchange Act of 1934.

Management

Directors and Executive Officers, page 24

3.           You state that Mr. Turnowski is directly responsible for “major” parts of the bank’s activity. Please revise to provide context for this statement, or delete.

Response:  The statement that Mr. Turnowski is directly responsible for major parts of the bank’s activity has been deleted from the disclosure on page 24.

Certain Relationships and Related Transactions, page 26

4.           We reissue prior comment 12 in part; please revise to disclose who represented the company in negotiating the agreement with belT Visual Communications Ltd.

Response: The disclosure has been revised to state that Mr. Yoel Neeman, the sole shareholder of Kaeyo Investments Ltd. [one of the founders of the Company] represented the Company in negotiating the agreement with beIT Visual.

Where You Can Find More Information, page 27

5.           Notwithstanding your responses to prior comments 4 and 6, either file an Exchange Act registration statement prior to the effective date of your Form S-l, or revise the first sentence of the second paragraph of this section. You will not become a fully reporting company until you have an Exchange Act registration statement on file when the current S-l is declared effective, or you file a subsequent Exchange Act registration statement that becomes effective.

Response:  The second paragraph on page 27 under the section “Where You Can Find More Information” has been deleted. As stated in response 2 above, the Company intends to file a Form 8-A promptly upon the effectiveness of the S-1 thereby being subject to the reporting requirements of the Exchange Act of 1934.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin
cc: Nir Bar